NO ACT

DE
12-1-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE
[redacted]

09013109

December 16, 2009

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12/16/09

Re: General Electric Company
Incoming letter dated December 1, 2009

Dear Mr. Mueller:

This is in response to your letter dated December 1, 2009 concerning the shareholder proposal submitted to GE by Julia Randall. We also have received a letter on the proponent's behalf dated December 4, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Susan L. Hall
Counsel
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

December 16, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 1, 2009

The proposal relates to a reporting system.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of GE's request, documentary support sufficiently evidencing that she satisfied the minimum ownership requirement for the one-year period as of the date that she submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Julie F. Rizzo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org

December 4, 2009

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.W.
Washington, DC 20549

Via regular and electronic mail: *shareholderproposals@sec.gov*

Re: Shareholder Proposal of Julia Randall for inclusion in the 2010 Proxy Statement of General Electric Company

Ladies and Gentlemen:

Julia Randall, a long-standing supporter of PETA, submitted a shareholder proposal for inclusion in the 2010 proxy materials of the General Electric Company ("GE" or the "Company"). GE seeks to exclude the proposal from its proxy materials and submitted its no action letter to the Staff by letter of December 1, 2009. The Company's position is that the shareholder proponent "failed to provide the requisite proof of continuous stock ownership in response to the Company's proper request for that information." (No Action Ltr p. 2.) Accordingly, GE argues that it can exclude Ms. Randall's shareholder proposal due to non-compliance with Rule 14a-8(b).

As the Staff knows, Rule 14a-8(b) requires that a shareholder prove ownership of the requisite number of shares for a period of one year prior to submission of the resolution. Simply put, the proponent's letter submitting the proposal, and the brokerage firm's letter certifying to ownership of shares, must be dated the same date. *Staff Legal Bulletin* 14 describes the proposal submission process with crystal clarity at section C. entitled "Questions regarding the eligibility and procedural requirements of the rule." Specifically *SLB* 14 Section 1.c.(3) provides the following example:

> **3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?**
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

In this case, Ms. Randall submitted a letter from the record holder of her shares, Morgan Stanley Smith Barney. The letter from Morgan Stanley is addressed to the Secretary of GE, is dated October 27, 2009, and certifies that: i) Julia Randall owns 2,000 shares of GE stock; ii) the shares were acquired on April 6, 2005, and iii) Ms. Randall has held those shares continuously since the date of acquisition and for one uninterrupted year prior to filing the resolution.

Similarly, Julia Randall's letter of submission is dated October 27, 2009 and is addressed directly to Brackett B. Denniston III, the Secretary of GE. The first sentence of Ms. Randall's letter reads as follows:

> "Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for General Electric Company's 2010 annual meeting."

The letter goes on to reference the enclosure of the Morgan Stanley letter certifying to ownership of shares, expresses the shareholder's intention to hold her shares through and including the date of the annual meeting, and directs the Company to "communicate with my authorized representative Susan L. Hall, Esq. if you need any further information." Copies of the Morgan Stanley letter and Ms. Randall's letter are attached to GE's no action letter at Exhibit A. The foregoing constitutes full satisfaction with the requirements of Rule 14a-8(b).

The Company's argument rests entirely on the assertion that Ms. Randall's shareholder proposal was not, in fact, submitted to GE by the shareholder on October 27, 2009. Rather, GE takes the illogical position that the Randall resolution was filed on October 28, 2009 – the date of the undersigned's cover letter. (Exh. A to No Action Ltr.) As GE was advised, neither PETA nor the undersigned is a shareholder of the Company, and therefore only Ms. Randall was eligible to file a shareholder proposal. Only Ms. Randall could comply with the Rule's requirement that the shareholder express an intention to hold her shares through and including the date of the annual meeting.

Not even GE's legal team could fashion an argument resembling legal support. None of the Staff concurrences cited in its no action letter is apposite. For example, *Pall Corp.* (avail. Sept. 20, 2005), dealt with an institutional investor's attempt to verify ownership of shares by submitting a Form 13-F, when that form of proof had been specifically rejected by a rule change several years before the proposal was submitted.

In *International Business Machine Corp.* (avail. Jan. 7, 2004), the Staff concurred with IBM's position that the proponent's broker's letter was insufficient to prove that the shareholder owned her shares continuously for one year prior to the date the resolution was submitted. The letter from the Edward Jones brokerage firm merely reported that its client purchased 150 shares of IBM in 2000, and that she held 152 shares on October 31, 2003. As IBM pointed out in its no action letter, the shareholder could have brought and sold some or all of her shares between 2000 and 2003, because the broker's letter failed to certify to continuous ownership for one year prior to filing the resolution.

In *Moody's Corp.* (avail. Mar. 7, 2002), the shareholder failed to provide proof of ownership for one year prior to filing the resolution. As a result, Moody consulted its transfer agent, Bank of

New York, and discovered that the record holder of shares became a shareholder on December 22, 2000, less than one year from the date the resolution was submitted on November 5, 2001, a fact that the proponent was unable to rebut.

In both *Wal-Mart Stores, Inc.* (avail. Feb. 2, 2005) and the *Gap, Inc.* (avail. Mar. 3, 2003) the shareholder proponents' submittal letters were not dated contemporaneously with the brokerage firm's letters certifying to ownership of shares.

In sum, none of these concurrences is relevant to GE's no action application, which is irresponsible, lacking merit, and has resulted in wasting the Staff's and the undersigned's time and resources.

Conclusion

For the foregoing reasons, we respectfully request that the Staff advise GE that it will take enforcement action if the company fails to include Julia Randall's proposal in its 2010 Proxy Statement. Please feel free to contact me should you have any questions or require further information. I may be reached directly at Shall@Fairchild.com or 202-641-0999.

Very truly yours,

Susan L. Hall

Susan L. Hall
Counsel

SLH/pc

cc: Ronald O. Mueller (via e-mail at rmueller@gibsondunn.com)
Ms. Julia Randall (via e-mail)

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

December 1, 2009

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of Julia Randall
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareowners (collectively, the "2010 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from Julia Randall (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal asks the Board of Directors "to adopt a reporting system relating to the Company's use of animals in laboratories" which should "include the number and species of animals used and information on proactive collaboration with FDA and other regulatory agencies to provide data from alternative tests." A copy of the Proposal is attached hereto as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous stock ownership in response to the Company's proper request for that information.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Establish The Requisite Eligibility To Submit The Proposal.

A. Background

The Proposal was submitted to the Company by the Proponent's representative via a letter dated and postmarked as of October 28, 2009, which the Company received on October 30, 2009. *See* Exhibit A. The Company reviewed its stock records, which did not indicate that the Proponent was the record owner of sufficient shares to satisfy the ownership requirements of Rule 14a-8(b). Although the Proponent included with the Proposal some documentary evidence of her ownership of Company securities, she did not provide evidence sufficient to satisfy the requirements of Rule 14a-8(b). Specifically, the Proponent included with the Proposal a letter, dated as of October 27, 2009 from Morgan Stanley Smith Barney LLC ("Morgan Stanley"). The letter showed only that the Proponent purchased shares of Company stock on April 6, 2005 and continued to hold such shares until October 27, 2009, the date of the Morgan Stanley letter.

Accordingly, the Company sought verification from the Proponent of her eligibility to submit the Proposal. Specifically, the Company sent via overnight mail a letter on November 5, 2009, which was within 14 calendar days of the Company's receipt of the Proposal, notifying the Proponent of the requirements of Rule 14a-8 and how the Proponent could cure the procedural deficiency; specifically, that a shareowner must satisfy the ownership requirements under Rule 14a-8(b) (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit B. The Deficiency Notice informed the Proponent's representative that "the proof of ownership that the Proponent submitted with the Proposal does not satisfy Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company." The Deficiency Notice stated that the Proponent must submit sufficient proof of ownership of Company shares, and further stated:

As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Proponent continuously held the requisite number of Company shares for at least one year; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting her ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

Federal Express records confirm delivery of the Deficiency Notice to the Proponent's representative at 2:22 p.m. on November 6, 2009. *See* Exhibit C.

The Proponent's representative responded to the Deficiency Notice by asserting that the Proponent need only demonstrate proof of ownership as of the date the Proponent dated her letter to the Company and not as of the later date that the Proponent's representative submitted the Proposal to the Company. The Proponent's representative also furnished a revised cover letter, essentially identical to the October 28, 2009 cover letter submitting the Proposal to the Company, but with the date on the revised cover letter changed to read October 27, 2009 (the "Proponent's Response"). The Proponent's Response did not include proof that the Proponent held her shares continuously for the one-year period prior to the date the Proposal was submitted (October 28, 2009). A copy of the Proponent's Response is attached hereto as Exhibit D.

B. Analysis

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate her eligibility to submit the Proposal under Rule 14a-8(b) by providing the information described in the Deficiency Notice. Rule 14a-8(f) provides that a company may exclude a shareowner proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent's representative in a timely manner the Deficiency Notice, which stated:

- the ownership requirements of Rule 14a-8(b);
- that according to the Company's stock records, the Proponent was not a record owner of sufficient shares;
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b);
- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Deficiency Notice was received; and
- that a copy of the shareowner proposal rules set forth in Rule 14a-8 was enclosed.

As described above, the Proposal was submitted on October 28, 2009, and the Company received the Proposal on October 30, 2009. It is important to note that while the Proposal itself is dated October 27, 2009, the Proposal was not *submitted* to the Company until October 28, 2009, as evidenced by the date of the original letter from the Proponent's representative and the postmark on the mailing envelope actually transmitting the proposal to the Company. The Proposal included a letter from Morgan Stanley showing that the Proponent purchased shares of Company stock on April 6, 2005 and that the Proponent had continuously held those shares through October 27, 2009, the date of the Morgan Stanley letter. On November 5, 2009, which was within 14 days of receiving the Proposal, the Company sent the Deficiency Notice to the Proponent's representative. The Deficiency Notice stated:

> the letter from Morgan Stanley Smith Barney attempting to verify the Proponent's ownership of Company shares does not establish that the Proponent continuously owned the requisite number of shares for a period of one year as of the date that the Proposal was submitted, which appears to be October 28, 2009. Rather, the letter from Morgan Stanley Smith Barney indicates that the Proponent has held Company shares for at least one year as of October 27, 2009, the date of the letter from Morgan Stanley Smith Barney. Accordingly, the Morgan Stanley Smith Barney letter does not demonstrate that the Proponent continuously owned the requisite number of shares for a period of one year as of October 28, 2009, the date the Proposal appears to have been submitted.

The Proponent's Response fails to respond to the deficiency identified in the Deficiency Notice. Specifically, the document does not include a statement from the record holder that the Proponent continuously owned the requisite number of the Company's securities entitled to be voted on the Proposal for at least one year as of the date the Proposal was submitted to the

Company (October 28, 2009). Rather, the Proponent's Response, including the back-dated cover letter, attempts to assert that the Proposal was actually submitted on October 27, 2009, when the original postmarked submission to the Company demonstrates otherwise. Simply back-dating the original cover letter does not change the fact that the Proposal was actually submitted on October 28, 2009. Thus, the Company has been provided with no evidence that could remedy the deficiencies outlined in the Deficiency Notice.

The Staff has previously allowed companies, in circumstances similar to the instant case, to omit shareowner proposals pursuant to Rules 14a-8(f) and 14a-8(b) where the proof of ownership submitted by the shareowner failed to specifically establish that the shareowner held the requisite amount of the company's securities continuously for one year as of the date the proposal was submitted. *See Pall Corp.* (avail. Sept. 20, 2005) (permitting the exclusion of a shareowner proposal where the proponent had "failed to supply support sufficiently evidencing that it satisfied the minimum ownership requirement continuously for the one-year period as of the date it submitted the proposal"); *International Business Machines Corp.* (avail. Jan. 7, 2004) (concurring in the exclusion of a shareowner proposal where the proponent did not provide "support sufficiently evidencing that she satisfied the minimum ownership requirement continuously for the one-year period"); *Moody's Corp.* (avail. Mar. 7, 2002) (concurring in the exclusion of a shareowner proposal where the proponent did not supply support sufficient to demonstrate continuous ownership of the requisite number of shares for the one-year period prior to the date the proponent submitted the proposal).

Moreover, the Staff has previously made clear the need for precision in the context of demonstrating a shareowner's eligibility under Rule 14a-8(b) to submit a shareowner proposal. Staff Legal Bulletin No. 14 (July 13, 2001) provides the following:

> If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

Accordingly, the Staff has consistently permitted companies to omit shareowner proposals when the evidence of ownership submitted by a proponent covers a period of time that falls short of the required one-year period prior to the submission of the proposal. For example, in *International Business Machines Corp.* (avail. Dec. 12, 2007), the Staff concurred with the exclusion of a shareowner proposal where the proponent submitted a broker letter dated four days before the proponent submitted its proposal to the company. *See also Wal-Mart Stores, Inc.*

(avail. Feb. 2, 2005) (concurring with the exclusion of a shareowner proposal where the proposal was submitted December 6, 2004 and the documentary evidence demonstrating ownership of the company's securities covered a continuous period ending November 22, 2004); *Gap, Inc.* (avail. Mar. 3, 2003) (concurring with the exclusion of a proposal where the date of submission was November 27, 2002 but the documentary evidence of the proponent's ownership of the company's securities covered a two-year period ending November 25, 2002).

Consistent with the precedent cited above, the Proposal is excludable because the Proponent has not sufficiently demonstrated that she continuously owned the requisite number of Company shares for the one-year period prior to the date the Proposal was submitted to the Company, as required by Rule 14a-8(b). Accordingly, the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Craig T. Beazer, the Company's Counsel, Corporate & Securities, at (203) 373-2465.

Sincerely,

Ronald O. Mueller

Ronald O. Mueller

ROM/emh
Enclosures

cc: Craig T. Beazer, General Electric Company
Susan L. Hall
Julia Randall

100760970_7.DOC

Exhibit A

RECEIVED

OCT 30 2009

B. B. DENNISTON III

PETA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
info@peta.org

2898 ROWENA AVE., #103
LOS ANGELES, CA 90039
323-644-PETA
323-644-2753 (FAX)
PETA.ORG

October 28, 2009

Brackett B. Denniston III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

Re: Shareholder Resolution for Inclusion in the 2010 Proxy Materials

Dear Mr. Denniston:

Attached to this letter is a Shareholder Proposal sponsored by Julia Randall and submitted for inclusion in the proxy materials for the 2010 annual meeting. Also enclosed is a letter from Ms. Randall designating me as her authorized representative, along with her broker's letter certifying to ownership of stock.

If you need any further information, please do not hesitate to contact me. I can be reached at Susan L. Hall, c/o Stephanie Corrigan, 2898 Rowena Ave. Suite 103, Los Angeles, CA 90039, by telephone at (202) 641-0999, or by e-mail at Shall@fairchild.com.

Very truly yours,

Susan L. Hall

Susan L. Hall
Counsel

Enclosures
SLH/pc

JR&A

Julia Randall and Associates

October 27, 2009

Brackett B. Denniston III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

Re: Shareholder Resolution for Inclusion in the 2010 Proxy Materials

Dear Mr. Denniston:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for General Electric Company's 2010 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2010 annual meeting of shareholders.

Please communicate with my authorized representative Susan L. Hall, Esq. if you need any further information. Ms. Hall can be reached at Susan L. Hall, c/o Stephanie Corrigan, 2898 Rowena Ave. Suite 103, Los Angeles, CA 90039, by telephone at (202) 641-0999, or by e-mail at Shall@fairchild.com.

Very truly yours,

Julia Randall

Julia Randall

Enclosures

cc: Susan L. Hall, Esq.

4210 Oakridge lane, Chevy Chase, Maryland 20815 • 301-654-2236
Fax: 301-654-5936 • E-mail: jrandall@erols.com

18310 Montgomery Village Avenue
Suite 740
Gaithersburg, MD 20879
tel 301-556-2300
toll free 800-624-0673
fax 301-948-9578

MorganStanley
SmithBarney

October 27, 2009

Brackett B. Denniston III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

Re: Shareholder Resolution for Inclusion in the 2010 Proxy Materials

Dear Mr. Denniston:

This firm holds 2000 shares of General Electric Company common stock on behalf of our client, Julia Randall. Ms. Randall acquired these shares on 04/06/2005and has held them continuously for a period of one year prior to the date on which her shareholder proposal is being submitted.

If you have any further questions, please do not hesitate to contact me.

Very truly yours,

Jodi Rapaport

Jodi Rapaport
Vice President- Wealth Management
Operations Manager/ Operations Council
301-556-2311- phone
301-948-9578- fax

TRANSPARENCY IN ANIMAL RESEARCH

RESOLVED, that the Board is encouraged to adopt a reporting system relating to the Company's use of animals in laboratories. The report should include the number and species of animals used and information on proactive collaboration with FDA and other regulatory agencies to provide data from alternative tests.

Supporting Statement:

Our Company has posted on its website *Resetting Responsibilities*[1] -- a detailed account of General Electric's accomplishments aimed at protecting the environment and indigenous peoples. However, *Resetting Responsibilities* contains no information concerning the Company's accomplishments in the reduction, refinement, and replacement of animals used for research and regulatory testing. GE has an ethical responsibility to reduce and replace the use of animals and to provide shareholders with its plans towards this goal. Multi-national companies such as Shell[2] and Novo Nordisk[3] disclose animal use numbers and publicize details of their efforts to incorporate replacement methods.

GE Healthcare and GE subsidiary Amersham develop medical products for humans and need to use the most scientifically rigorous, human-relevant methods available. There is a scientific imperative for change since data from animals do not extrapolate well to humans and because of the suffering inflicted on sentient animals.

Animals in laboratories are subject to painful experiments and constant fear and stress. They spend their lives in unnatural settings, small cages, and are often deprived of companionship and exercise. Undercover investigations have exposed atrocities even in

---

[1] http://www.ge.com/citizenship/reporting/index.jsp

[2] http://www.shell.com/home/content/responsible_energy/environment/responsible_products/animal_testing/approach_animal_testing_18042008.html

[3] http://www.novonordisk.com/science/bioethics/animal_ethics.asp

accredited institutions and filmed footage shows animals being beaten and otherwise tormented and abused.[4]

Further, most animal tests do not protect humans. Ninety-two percent of drugs deemed safe and effective in animals fail when tested in humans.[5] Half of the remaining eight percent are later relabeled or withdrawn from the market due to unanticipated, severe adverse effects. These numbers demonstrate the failure of animal experiments to predict human safety and efficacy, along with the attendant risks of product liability litigation, adverse publicity, and wasted resources.

In amending *Resetting Responsibilities* to address animal testing, the Company should consider the recent report published by the National Academies' National Research Council, *Toxicity Testing in the 21st Century: A Vision and a Strategy* (2007). The report states that recent scientific advances can "transform toxicity testing from a system based on whole-animal testing to one founded primarily on *in vitro* methods." These approaches will improve efficiency with cost cutting, greater speed, and prediction for humans, as well as reduced animal use and suffering.

Given the above, this Company should concretely outline the implementation of alternatives that will safely and effectively address human health risks. We urge shareholders to support this socially and ethically important public policy proposal.

---

[4]No undercover investigation has been undertaken at a GE facility. GE's animal welfare policy, at http://www.ge.com/citizenship/performance_areas/products_services_rdanimals.jsp, mentions replacing and reducing animal tests, but lacks transparency in terms of measuring success.

[5] *FDA Commissioner: Steps to Advance the Earliest Phases of Clinical Research in the Development of Innovative Medical Treatments* (von Eschenbach, Andrew C. 2006): http://www.fda.gov/oc/speeches/2006/fdateleconference0112.html

Exhibit B

Craig T. Beazer
Counsel, Corporate & Securities

General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

T: 203 373 2465
F: 203 373 3079
Craig.Beazer@ge.com

November 5, 2009

VIA OVERNIGHT MAIL

Susan L. Hall
c/o Stephanie Corrigan
2898 Rowena Ave., Suite 103
Los Angeles, CA 90039

Dear Ms. Hall:

I am writing on behalf of General Electric Company (the "Company"), which received on October 30, 2009, the shareowner proposal you submitted on behalf of Julia Randall (the "Proponent") entitled "Transparency in Animal Research" for consideration at the Company's 2010 Annual Meeting of Shareowners (the "Proposal"). The cover letter accompanying the Proposal indicates that communications regarding the Proposal should be directed to your attention.

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Proponent's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, the proof of ownership that the Proponent submitted with the Proposal does not satisfy Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. Specifically, the letter from Morgan Stanley Smith Barney attempting to verify the Proponent's ownership of Company shares does not establish that the Proponent continuously owned the requisite number of shares for a period of one year as of the date that the Proposal was submitted, which appears to be October 28, 2009. Rather, the letter from Morgan Stanley Smith Barney indicates that the Proponent has held Company shares for at least one year as of October 27, 2009, the date of the letter from Morgan Stanley Smith Barney. Accordingly, the Morgan Stanley Smith Barney letter does not demonstrate that the Proponent continuously owned the requisite number of shares for a period of one year as of October 28, 2009, the date the Proposal appears to have been submitted.

To remedy this defect, the Proponent must submit sufficient proof of her ownership of the requisite number of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Proponent continuously held the requisite number of Company shares for at least one year; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting her ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

We note also that the letter from Morgan Stanley Smith Barney includes a handwritten date that appears to be in the same handwriting as the handwritten date on the Proponent's letter. We ask that any proof of ownership sent to us in response to this letter be dated by the Proponent's broker.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2465. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Craig T. Beazer

Craig T. Beazer

Enclosure

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

  (i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

  (ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

  (iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

  (i) The proposal;

  (ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

  (iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote

against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

Exhibit D

-----Original Message-----
From: Hall, Susan [mailto:shall@fairchild.com]
Sent: Monday, November 09, 2009 2:34 PM
To: Beazer, Craig T (GE, Corporate)
Subject: FW: Randall Resolution to GE

Dear Mr. Beazer,

I am in receipt of your letter dated November 5, 2009, in which you contend that the shareholder proposal submitted to GE by Julia Randall "contains certain procedural deficiencies..." Specifically, GE apparently contends that Ms. Randall has not submitted "sufficient proof of ... continuous ownership of at least $2,000 in market value ... of company's shares ... for at least one year as of the date the shareowner proposal was submitted."

In order to reach the foregoing conclusion, GE postulates that Ms. Randall's shareholder resolution was "submitted" to GE on October 28th, which was the date on my transmittal letter, while her cover letter and the letter from Morgan Stanley Smith Barney, are both dated October 27, 2009. Your reading of Rule 14a-8 is incorrect

The shareholder and proponent of the resolution, is Julia Randall. Her letter to GE is the letter by which the shareholder resolution is submitted to the company. Ms. Randall's broker's letter certifiying to her ownership of shares, is dated the same date as Ms. Randall's letter, as the SEC rules require.

PETA is not a GE shareholder, and cannot therefore "submit" a resolution to the comapny. My transmittal letter was sent so that you could have PETA's contact information and mine, readily accessible, since Ms.
Randall has designated me as her authorized representative.

If GE's purpose is to have all letters associated with Mr. Randall's shareholder resolution dated the same date, notwithstanding the fact that PETA is not a shareholder, then kindly accept and substitute the attached latter to the proposal package previously submitted.

If you have any further questions or comments, please do not hesitate to contact me by phone at 202-641-0999 or by return e-mail.

Very truly yours,

Susan Hall

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
Info@peta.org
2898 ROWENA AVE., #103
LOS ANGELES, CA 90039
323-644-PETA
323-644-2753 (FAX)
PETA.ORG

October 27, 2009

Brackett B. Denniston III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

Re: Shareholder Resolution for Inclusion in the 2010 Proxy Materials

Dear Mr. Denniston:

Attached to this letter is a Shareholder Proposal sponsored by Julia Randall and submitted for inclusion in the proxy materials for the 2010 annual meeting. Also enclosed is a letter from Ms. Randall designating me as her authorized representative, along with her broker's letter certifying to ownership of stock.

If you need any further information, please do not hesitate to contact me. I can be reached at Susan L. Hall, c/o Stephanie Corrigan, 2898 Rowena Ave. Suite 103, Los Angeles, CA 90039, by telephone at (202) 641-0999, or by e-mail at Shall@fairchild.com.

Very truly yours,

Susan L. Hall

Susan L. Hall
Counsel

Enclosures
SLH/pc